August 7, 2009
Thomas Weisel Partners Group, Inc.,
      One Montgomery Street,
            San Francisco, California 94104.
Ladies and Gentlemen:
     In connection with the Arrangement Agreement, dated as of September 30, 2007 (the “Arrangement Agreement”), by and among, inter alia, Thomas Weisel Partners Group, Inc., a Delaware corporation (the “Company”) and Westwind Capital Corporation, a corporation organized under the Ontario Business Corporations Act, we, as counsel for the Company, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion. Upon the basis of such examination, it is our opinion that it is not necessary to register under the Securities Act of 1933, as amended (the “Securities Act”), the shares of common stock, par value $0.01 per share (the “Securities”), of the Company issuable in respect of the exchangeable shares of TWP Acquisition Company (Canada), Inc. pursuant to and in accordance with the terms of the Plan of Arrangement (as defined in the Arrangement Agreement) by reason of the exemption from registration afforded by Section 4(2) of the Securities Act. We express no opinion, however, as to when and under what circumstances any Securities may be reoffered or resold.
     The foregoing opinion is limited to the Federal laws of the United States and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

Thomas Weisel Partners Group, Inc.	- 2 -
     In connection with our opinion set forth above, we have relied as to certain factual matters in connection with the issuance of the securities upon warranties and agreements of the Company and certificates of officers of the Company. We have also relied as to certain matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible, and we have assumed that the signatures on all documents examined by us are genuine, an assumption which we have not independently verified.

Very truly yours,
/s/ Sullivan & Cromwell LLP